SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Tax ID (CNPJ): 42.150.391/0001-70

Company Registry (NIRE): 29300006939

Publicly Held Company

MANAGEMENT PROPOSAL

TO SPECIAL MEETING OF SHAREHOLDERS OF CLASS “B” PREFERRED SHARES OF BRASKEM S.A.

TO BE HELD ON FEBRUARY 25, 2022

Dear Shareholders,

The Management of Braskem S.A. (“Company” or “Braskem”) hereby presents this proposal (“Proposal”) regarding the matters on the agenda of the Special Meeting of Shareholders of Class "B" Preferred Shares of Braskem ("PNB Shareholders”), to be held on February 25, 2022, at 10:00 a.m., with participation exclusively digitally, in accordance with article 4, paragraph 2, item I and article 21-C, paragraphs 2 and 3 of Instruction 481, issued by the Securities and Exchange Commission of Brazil (“CVM”) on December 17, 2009 (“CVM IN 481”), via the digital platform WebEx (“Digital Platform” and “Special Meeting,” respectively).

1.	Deliberate on the conversion of all class "B" preferred shares issued by the Company into class "A" preferred shares, in accordance with article 136, paragraph 1, of Federal Law 6,404/76, at the ratio of two (2) class "B" preferred shares to one (1) class "A" preferred share.

In connection with the studies that have been conducted for the potential migration of the Company to the Novo Mercado segment of B3 S.A.- Brasil, Bolsa, Balcão (“B3”), as announced in the Material Fact notice dated December 16, 2021, and aiming to simplify the capital structure of the Company, equalize rights between holders of Class "B" Preferred Shares and the holders of Class "A" Preferred Shares and prepare for a future unification of the classes and types of preferred shares into common shares, if such migration comes to be approved, Management proposes to PNB Shareholders the approval of the conversion of all Class "B" Preferred Shares issued by the Company into Class "A" Preferred Shares, in accordance with article 136, paragraph 1 of Federal Law 6,404/76, at the ratio of two (2) class "B" preferred shares to one (1) class "A" preferred share, in line with the ratio established in article 6, paragraph 3 of the Bylaws of the Company for the voluntary conversion of such shares.

The Company clarifies, however, that, in line with said Material Fact notice, the migration to the Novo Mercado and the corporate changes necessary for such still depend on the conclusion of the ongoing studies, the negotiation of a new Shareholders Agreement to adjust the rights and obligations of shareholders to the new corporate structure of the Company and, further, the applicable approvals by the Board of Directors and, if applicable, by the General and Special Shareholders Meetings of the Company.

1

The Class “B" Preferred Shares originated from subscriptions made using funds from tax incentives, pursuant to tax law and as established in the Bylaws of the Company, and correspond to 0.06% of the share capital of the Company, with low trading liquidity.

As a result of the proposed conversion, if approved, the current four hundred seventy-eight thousand, seven hundred and ninety (478,790) Class "B" Preferred Shares issued by the Company will be converted into two hundred thirty-nine thousand, three hundred and ninety-five (239,395) Class "A" Preferred Shares which, combined with the existing three hundred forty-five million, sixty thousand, three hundred and ninety-two (345,060,392) Class "A" Preferred Shares, will amount to three hundred forty-five million, five hundred thirty-nine thousand, one hundred and eighty-two (345,539,182) Class "A" Preferred Shares.

The Company clarifies that the conversion, if approved by the Special Meeting, will be conditioned upon approval in the Shareholders Meeting of the Company, to be convened opportunely, by a vote of shareholders representing at minimum half of the total votes conferred by the shares with voting rights issued by the Company, in accordance with art. 136, head paragraph and subitem II of Federal Law 6.404/76.

The ownership and political rights attributed to the new Class "A" Preferred Shares will be identical to the ownership and political rights attributed to the existing shares. The information on changes to the preferences, advantages or conditions for redemption or amortization of the Class "B" Preferred Shares, under article 17 of CVM IN 481, is available in Appendix I to this Proposal.

Although Class "A" Preferred Shares enjoy rights and advantages superior to those of the Class "B" Preferred Shares, considering the conversion ratio proposed, the PNB Shareholders will have the right to withdrawal, in accordance with article 137, item I of Federal Law 6,404/76, if and when said conversion is effectively approved by a General Meeting. Information on the right of withdrawal of the Class "B" Preferred Shares, under article 20 of CVM IN 481, is available in Appendix II to this Proposal.

I.	Participation of Shareholders:

As permitted by Brazilian Corporation Law and by CVM IN 481, the Special Meeting will be held exclusively digital, which means that Shareholders may participate only via the Digital Platform, personally or by a proxy duly empowered in accordance with art. 21-C, §2 and 3§ of CVM IN 481, in which case Shareholders may: (i) simply participate in the Meeting; or (ii) participate and vote in the Meeting.

Voting via absentee ballot will not be adopted for the purposes of the Meeting, in accordance with CVM IN 481.

2

Documents required for accessing the Digital Platform:

Shareholders who wish to participate in the Special Meeting must send to the e-mail braskem-ri@braskem.com, requesting a confirmation message, at least 2 days prior to the date scheduled for the Special Meeting, i.e., by February 23, 2022, the following documents:

(i)                a statement issued by the depositary institution of the book-entry shares they hold that attests to their ownership of the Class “B" Preferred Shares” at least eight (8) days prior to the Special Meeting;

(ii)             a power-of-attorney, duly constituted in accordance with the law, in cases of representation of the Shareholder, accompanied by the articles of incorporation, bylaws or articles of organization, the minutes of the election by the Board of Directors (if applicable) and the minutes of the election of the Officer if the Shareholder is a legal person;

(iii)            in the case of Shareholders with fungible custody of registered shares, a statement with the respective shareholdings issued by the competent entity, noting that Shareholders who do not submit the documents required for accessing the Digital Platform by the deadline established herein will not be permitted to participate, under article 5, paragraph 3 of CVM IN 481.

The Company clarifies that, exceptionally for this Special Meeting, it will waive the requirement to submit to the offices of the Company hardcopies of the documents showing the powers of attorney of Shareholders, as well as the authentication of the signature of the grantor on the power-of-attorney of the Shareholder, notarization, consularization, apostille and sworn translation of all representation documents of the PNB Shareholder, needing only send a simple copy of the original documents to the e-mail of the Company indicated above.

The Company does not permit powers-of-attorney granted by Shareholders via electronic means (i.e., powers-of-attorney signed digitally with any digital certification).

Below is detailed information on the deadlines and procedures for participation in the Special Meeting, which can also be found in item 12.2 of the Reference Form:

Shareholders that wish to participate in the Special Meeting must submit such request to the Company via the e-mail braskem-ri@braskem.com, with confirmation of receipt, at least two days prior to the date of the Special Meeting, i.e. by February 23, 2022, which must be accompanied by all Shareholder documentation for participation in the Special Meeting (as detailed above, in the Call Notice of the Special Meeting and in the Participation Manual for the Special Meeting), noting that Shareholders that fail to submit the documents required for participation within the timeframe established herein will not be authorized to access the Digital Platform, under article 5, paragraph 3 of CVM IN 481.

The Company will send individual invitations for accessing the Digital Platform and the respective instructions for accessing the Digital Platform to Shareholders that submitted their request within the timeframe and under the aforementioned conditions, as already detailed in the Participation Manual for the Special Meeting.

3

Any Shareholder that participates via the Digital Platform will be considered present at the Special Meeting and qualified to exercise their voting rights and to sign the Minutes of the Special Meeting, under art. 21-V, §1 of CVM IN 481.

If a Shareholder that duly requested their participation does not receive from the Company the e-mail with instructions for accessing and participating in the Special Meeting at least 24 hours prior to the Special Meeting (i.e., by 10:00 a.m. on February 24, 2022), they must contact the Company by calling +55 (11) 3576-9531, in any event, before 8:00 a.m. on February 25, 2022, so that the access instructions can be resent to the Shareholder.

The Company will provide technical assistance if Shareholders experience any issues with their participation in the Special Meeting. However, the Company will not be liable for any operational or connection problems a Shareholder may experience or any other issue not related to the Company that comes to hinder or prevent participation or voting by a Shareholder in the Special Meeting.

The Company also recommends that Shareholders familiarize themselves beforehand with the Digital Platform and ensure the compatibility of their electronic devices with the platform (with video and audio).

In addition, the Company requests that Shareholders, on the date of the Special Meeting, access the WebEx Digital Platform at least 15 minutes prior to the starting time of the Special Meeting to facilitate access validation and the participation of all Shareholders using the platform.

Lastly, attached to this Proposal are all the appendices with detailed information required by law and regulations.

Management

* * *

4

APPENDIX	PAGE
APPENDIX I – Appendix 17 to CVM IN 481	6
APPENDIX II – Appendix 21 to CVM IN 481	10

5

BRASKEM S.A.

Corporate Tax ID (CNPJ): 42.150.391/0001-70

Company Registry (NIRE): 29300006939

Publicly Held Company

APPENDIX I

MANAGEMENT PROPOSAL

TO SPECIAL MEETING OF SHAREHOLDERS OF CLASS “B" PREFERRED SHARES

TO BE HELD ON FEBRUARY 25, 2022

Appendix 17 to CVM IN 481

Preferred Shares

1.               If preferred shares or a new class of preferred shares are created:

a.	Substantiate, in detail, the proposal for creation of the shares.

Not applicable, since the Special Meeting will not discuss or vote on the creation of a new class of preferred shares.

b.	Describe in detail the rights, advantages and restrictions to be attributed to the shares that will be created, especially:

i.	Higher dividends in relation to common shares

Not applicable.

ii.	Fixed or minimum dividends

Not applicable.

iii.	Right to receive remaining profits

Not applicable.

iv.	Right to receive dividends to the capital reserve account

Not applicable.

v.	Priority in the reimbursement of capital

Not applicable.

vi.	Premium in the reimbursement of capital

Not applicable.

6

vii.	Voting rights

Not applicable.

viii.	Right established in the bylaws to elect members to the board of directors in separate voting

Not applicable.

ix.	Right to be included in public offerings of shares for the transfer of control, as established in article 254-A of Federal Law 6,404, of 1976

Not applicable.

x.	Veto right for amendments to the bylaws

Not applicable.

xi.	Terms and conditions for redemptions

Not applicable.

xii.	Terms and conditions for amortization

Not applicable.

c.	Provide detailed analysis of the impact of the creation of shares on the rights of holders of other types and classes of shares in the company

Not applicable.

2.               In the event of changes to the preferences, advantages or conditions for redeeming or amortizing preferred shares:

a.	Describe in detail the changes proposed

The proposal provides for the conversion of all Class "B" Preferred Shares issued by the Company into Class "A" Preferred Shares, at the ratio of two (2) Class "B" Preferred Shares to one (1) Class "A" Preferred Share, in line with the ratio established in art. 6, §3 of the Bylaws of the Company for the voluntary conversion of such shares

As a result of the conversion, if approved, the current four hundred seventy-eight thousand, seven hundred and ninety (478,790) Class "B" Preferred Shares issued by the Company will be converted into two hundred thirty-nine thousand, three hundred and ninety-five (239,395) Class "A" Preferred Shares which, combined with the existing three hundred forty-five million, sixty thousand, three hundred and ninety-two (345,060,392) Class "A" Preferred Shares, will amount to three hundred forty-five million, five hundred thirty-nine thousand, one hundred and eighty-two (345,539,182) Class "A" Preferred Shares.

7

The Company clarifies that the conversion, if approved by the Special Meeting, will be conditioned upon approval in the Shareholders Meeting of the Company, to be convened opportunely, by a vote of shareholders representing at minimum half of the total votes conferred by the shares with voting rights issued by the Company, in accordance with art. 136, head paragraph and subitem II of Federal Law 6.404/76.

The ownership and political rights attributed to the new Class "A" Preferred Shares will be identical to the ownership and political rights attributed to the existing shares.

b.	Justify in detail the changes proposed

The purpose of the conversion is to simplify the ownership structure of the Company, which currently is divided into two classes of Preferred Shares, and to equalize the rights attributed between Class "B" Preferred Shareholders and Class “A” Preferred Shareholders, including those related to the payment of dividends. Furthermore, the conversion is the result of ongoing studies for a possible migration of the Company to the Novo Mercado listing segment of B3, as disclosed in the Material Fact notice dated December 16, 2021. If approved, the conversion will enable the Company to consolidate its Preferred Shares into a single class, ensuring higher liquidity for the holders of Class “B” Preferred Shares and resulting in a less complex ownership structure. The Class “B” Preferred Shares represent 0.06% of the share capital of the Company.

The Company clarifies, however, that, in line with said Material Fact notice, the migration to the Novo Mercado and the corporate changes necessary for such still depend on the conclusion of the ongoing studies, the negotiation of a new Shareholders Agreement to adjust the rights and obligations of shareholders to the new corporate structure of the Company and, further, the applicable approvals by the Board of Directors and, if applicable, by the General and Special Shareholders Meetings of the Company.

c.	Provide a detailed analysis of the impact of the proposed changes on the holders of the shares subject to the change

Given that the Class “A” Preferred Shares enjoy preferences and advantages over the Class “B” Preferred Shares, the conversion will have a positive impact on the rights of PNB Shareholders, because, since after the conversion:

(i)	such shareholders will maintain the right to priority in the distribution of dividends that existing Class “B” Preferred Shares and Class “A” Preferred Shares are entitled to, in accordance with items “a” and “g” of article 9 of the Bylaws of the Company, non-cumulatively and in each fiscal year corresponding to six percent (6%) of the unit value obtained by dividing the share capital by the total shares outstanding, based on the profits available for distribution to shareholders; and

8

(ii)	such shareholders will have the right to, with the new Class “A” Preferred Shares they will receive as a result of the conversion, conditions equal to those of the common shares in the distribution of the profits remaining after the distribution of the minimum dividend and of the dividend of six percent (6%) on the unit value assured to the common shares, in accordance with item “c” of the Bylaws of the Company. Currently, Class “B” Preferred Shares are not entitled to the distribution of remaining profits, being limited to the payment of the priority dividend of six percent (6%) on the unit value obtained by dividing the share capital by the total shares outstanding, based on the profits available for distribution to shareholders. Accordingly, in a scenario of distribution by the Company of the mandatory dividend of twenty-five percent (25%) of adjusted net income or even, for example, in a scenario of the distribution of a complementary dividend (over 25% of adjusted net income), the distribution to holders of Class “B” Preferred Shares will be limited to payment of the priority dividend to which the Class “B” Preferred Shares are entitled.

d.	Provide a detailed analysis of the impact of the proposed changes on the rights of holders of other types and classes of shares in the Company

The Class “B” Preferred Shares currently correspond to zero point one four percent (0.14%) of the total preferred shares issued by the Company and zero point zero six (0.06%) of the total shares issued.

The conversion will result in increases in the number of Class “A” Preferred Shares issued and in the interest that shareholders of Class “A” Preferred Shares will hold jointly in the total share capital issued by the Company. Consequently, the conversion will affect the distribution, between the holders of common shares and Class "A" Preferred Shares, of the profits remaining after the distribution assured to the Class “A” Preferred Shares and to the common shares of the dividend corresponding to six percent (6%) of the unit value, in accordance with art. 9, (c) of the Bylaws of the Company. However, given that the Class “B” Preferred Shares represent a minimal portion of the share capital, the impact on dividend distributions to the Class “A” Preferred Shares and the common shares will be marginal.

The Company reinforces that the change in proportion between the numbers of the various classes of preferred shares is expressly authorized by art. 4, §4 of the Bylaws of the Company.

9

BRASKEM S.A.

Corporate Tax ID (CNPJ): 42.150.391/0001-70
Company Registry (NIRE): 29300006939

Publicly Held Company

APPENDIX II

MANAGEMENT PROPOSAL

TO SPECIAL MEETING OF SHAREHOLDERS OF CLASS “B" PREFERRED SHARES

TO BE HELD ON FEBRUARY 25, 2022

Appendix 20 to CVM IN 481

Withdrawal Rights

1.	Describe the event that conferred or will confer withdrawal rights and its legal grounding.

Withdrawal rights will be conferred to the holders of Class "B" Preferred Shares (“PNB Shareholders”), in accordance with item I or article 137 of Federal Law 6,404/76, in view of the proposal for the conversion of two (2) Class "B" Preferred Shares into one (1) Class “A” Preferred Share. Withdrawal rights will be assured if and when this conversion is approved by a General Meeting of Shareholders.

2.	Inform the shares and classes to which the withdrawal applies

In accordance with article 137 of Brazilian Corporation Law, the right to withdraw from the Company will be conferred only to PNB shareholders who (i) are dissidents from the resolution of the Special Meeting; (ii) have abstained from voting in the resolution of the Special Meeting; or (iii) did not participate in the Special Meeting. Said right only will be conferred to Class “B” Preferred Shares that are held by these shareholders uninterruptedly from the close of trading on February 2, 2022 (disclosure date of the Material Fact notice on the approval of the conversion by the Board of Directors) to the date of the effective exercise of the withdrawal right.

3.	Inform the date of the first publication of the call notice for the meeting, as well as the date of disclosure of the material fact notice regarding the resolution that conferred or will confer the withdrawal rights.

The Material Fact notice on the conversion and the call notice for the Special Meeting were disclosed on February 2, 2022 in the Empresas.NET System, on the website of the B3 and on the Investor Relations website of the Company.

10

4.	Inform the period for exercising the withdrawal rights and the date to be considered for determining the shareholders who will be entitled to exercise the withdrawal rights.

PNB Shareholders who want to withdraw from the Company will have at least thirty (30) days as from the disclosure date of the minutes of the General Meeting that approved the conversion to exercise their right.

If this right is not exercised within said period, it will be lost, in accordance with paragraph 4 of article 137 of Brazilian Corporation Law.

The cutoff date for determine those shareholders who are entitled to the withdrawal rights and the other information required for exercising the withdrawal rights will be disclosed on a timely basis via a Notice to Shareholders upon approval of the conversion by the General Meeting.

5.	Inform the reimbursement amount per share or, if that cannot be determined in advance, the amount estimated by management.

The reimbursement amount based on the book value stated in the financial statements of the Company for the fiscal year ended December 31, 2020 would be zero, since the net equity value of the Company based on these financial statements is negative.

However, since the withdrawal rights are guaranteed only after approval of the conversion by the General Meeting, when the financial statements of the Company for the fiscal year ended December 31, 2021 will already have been at least disclosed, the reimbursement amount will be calculated and informed on a timely basis based on said financial statements. For illustrative purposes only, if the reimbursement amount was calculated based on the book value at September 30, 2021 stated in the most recent Quarterly Financial Information (ITR) of the Company, said reimbursement would correspond to R$16.01 per share.

6.	Inform how the reimbursement value is calculated.

The reimbursement will be calculated by multiplying the reimbursement value per share for the number of Class "B" Preferred Shares in the Company held by the shareholder, observing the aforementioned items.

7.	Inform if the shareholders will be entitled to request the preparation of a special balance sheet.

Dissenting PNB Shareholders may request, jointly with the reimbursement, the preparation of a special balance sheet, in accordance with paragraph 2 of article 45 of Brazilian Corporation Law, provided the resolution of the General Meeting occurs more than sixty (60) days after the date of the last balance sheet approved.

11

8.	If the reimbursement value will be determined based on a valuation, list the experts or specialized firms recommended by the management.

Not applicable.

9.	In the event of a merger, share merger or consolidation involving the parent company and subsidiaries or shared-control companies:

a.	Calculate the share exchange ratios based on the amount of net equity at market price or another criterion accepted by the CVM

Not applicable.

b.	Inform if the share exchange ratios provided for in the operation protocol are less advantageous than those calculated in accordance with item 9(a) above

Not applicable.

c.	Inform the reimbursement amount based on the amount of net equity at market price or another criterion accepted by the CVM

Not applicable.

10.	Inform the book value of each share calculated based on the last balance sheet approved.

The book value of each share based on the most last balance sheet approved by the Annual and Extraordinary Shareholders Meeting held on April 13, 2021 is negative R$2.76.

11.	Inform the price of each class or type of share entitled to withdrawal rights in the markets it is traded, identifying:

i.	Minimum, average and maximum price in each year in the last three (3) years.

	2021	2020	2019
Average	R$28.63	R$21.49	R$30.19
Maximum	R$44.00	R$29.00	R$50.40
Minimum	R$17.50	R$16.83	R$22.50

ii.	Minimum, average and maximum price in each quarter in the last two (2) years.

	4Q21	3Q21	2Q21	1Q21	4Q20	3Q20	2Q20	1Q20
Average	R$36.80	R$38.53	R$33.57	R$19.55	R$20.75	R$18.66	R$18.83	R$23.87
Maximum	R$40.90	R$40.90	R$44.00	R$21.30	R$22.00	R$19.00	R$19.50	R$29.00
Minimum	R$31.00	R$36.20	R$21.86	R$17.50	R$18.08	R$18.00	R$16.83	R$17.00

12

iii.	Minimum, average and maximum price in each month in the last six (6) months.

	Dec/21	Nov/21	Oct/21	Sep/21	Aug/21	Jul/21
Average	R$34.00	R$34.21	R$36.63	R$39.53	R$39.01	R$37.79
Maximum	R$34.00	R$36.00	R$38.03	R$40.90	R$40.90	R$39.00
Minimum	R$34.00	R$31.00	R$36.00	R$38.50	R$37.31	R$36.20

iv.	Average price in the last ninety (90) days.

90 days
Average	R$35.53

13

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.